UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, July 2024

Commission File Number 001-41665

ARB IOT GROUP LIMITED

(Translation of registrant’s name into English)

Level 39, Marina Bay Financial Centre Tower 2

10 Marina Boulevard, 018983 Singapore

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Entry Into a Service Agreement

On July 15, 2024, ARB IOT Group Limited (the “Company”) entered into a Service Agreement (the “Contract”) with ARB IOT Limited, a Cayman Islands exempted company that holds approximately 28.38% of the Company’s issued and outstanding ordinary shares (“AIL”). AIL is an indirect wholly owned subsidiary of ARB Berhad, a public company listed in Malaysia and our former parent company.

Pursuant to the Contract, the Company will provide platform as a service to AIL. The duration of the Contract is five (5) years, commencing from July 15, 2024. The subscription service fee payable to the Company is USD7.0 million per year.

The foregoing description of the Contract does not purport to be complete and is qualified in its entirety by reference to the full text of the Contract, a copy of which is filed herewith as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2024	ARB IOT GROUP LIMITED

	By:	/s/ Dato’ Sri Liew Kok Leong
Dato’ Sri Liew Kok Leong
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Service Agreement by and between the registrant and ARB IOT Limited, dated July 15, 2024.

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